UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

Meta Platforms, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-35551

(State or other jurisdiction of incorporation or organization)	(Commission File Number)

1601 Willow Road, Menlo Park, California	94025

(Address of Principal Executive Offices)	(Zip Code)

Katherine R. Kelly Vice President, Deputy General Counsel and Secretary (650) 543-4800

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box below to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.

☐    Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ____ .

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

A copy of the Conflict Minerals Report of Meta Platforms, Inc. (“Meta”) for the reporting period from January 1 to December 31, 2021 is filed as Exhibit 1.01 to this specialized disclosure report on Form SD and is also available at Meta’s website at https://investor.fb.com under “Additional Links.”

Item 1.02 Exhibit

Meta has filed, as an exhibit to this Form SD, a Conflict Minerals Report as required by Item 1.01 of this Form.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 – Exhibits

Item 3.01 Exhibit

Exhibit Number	Description of Document

1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

META PLATFORMS, INC.

By:	/s/ Katherine R. Kelly	Date: May 26, 2022
Name:	Katherine R. Kelly
Title:	Vice President, Deputy General Counsel and Secretary